                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Avery Communications, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   053605 10 1
                                 (CUSIP Number)

          Patrick J. Haynes, III, 190 South LaSalle Street, Suite 1710
                     Chicago, Illinois 60603 (312) 419-0077
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 23, 2002
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 053605 10 1                 13D                         Page 2 of 10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Thurston Group, Inc.
      36-2807091
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            386,274
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             199,073
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      386,274
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 053605 10 1                 13D                         Page 3 of 10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Waveland, L.L.C.
      36-4068458
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            113,875
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             386,274
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             113,875
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          386,274
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      500,149
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

CUSIP NO. 053605 10 1                 13D                         Page 4 of 10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Patrick J. Haynes, III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             500,149
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          500,149
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      500,149
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 053605 10 1                 13D                         Page 5 of 10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Russell T. Stern, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            123,619
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             386,274
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             123,619
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          386,274
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      509,893
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

Cusip No. 053605 10 1                   13D                         Page 6 of 10

Item 1.  Security and Issuer

         The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Avery Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603.

Item 2.  Identity and Background

         This Statement is being filed as a joint filing pursuant to Rule 13d-l(k)(1) by Thurston Group, Inc., a Delaware corporation ("Thurston Group"), Waveland, L.L.C., a Delaware limited liability company ("Waveland"), Patrick J. Haynes, III ("Haynes"), a citizen of the United States, and Russell T. Stern, Jr. ("Stern"), a citizen of the United States (collectively, the "Reporting Persons"). The address of the principal office of Thurston Group and Waveland is 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603. The principal business of Thurston Group is private merchant banking. Waveland is a limited liability company the sole purpose of which is to hold the personal investments of Haynes and his family. The business address of Haynes is 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603. The principal occupation of Haynes is Chairman of the Board and Chief Executive Officer of the Issuer. Haynes is also the Senior Managing Director of Thurston Group. The business address of Stern is 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603. The principal occupation of Stern is Chairman of Thurston Group.

         Haynes and Stern are the only directors and executive officers of Thurston Group.

         Haynes is the sole managing member of Waveland.

         Waveland and Stern have effective control, through ownership, over Thurston Group. Haynes has effective control over Waveland.

         None of Thurston Group, Waveland, Haynes or Stern has been convicted, during the last five years, in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Thurston Group currently owns 21,990 shares of Common Stock, 20,833 shares of Common Stock which may be issued at any time upon conversion of the Series B Junior Convertible Redeemable Preferred Stock of the Issuer and 156,250 shares of Common Stock which may be issued at any time upon conversion of the Series D Senior Cumulative Convertible Redeemable Preferred Stock of the Issuer.

         On July 31, 2000, pursuant to the terms of the Primal Solutions, Inc. Preliminary Distribution Agreement (the "Distribution Agreement") entered into by and among the Issuer, Thurston Group, Haynes, Scot M. McCormick, Primal Solutions, Inc., a Delaware corporation ("Primal"), John Faltys, Joseph R. Simrell, David Haynes, Mark J. Nielsen, Arun Anand, Murari Choplappadi and Sanjay Gupta (collectively, the "Old Primal Stockholders"), Thurston Group acquired a proxy from the Old Primal Stockholders to vote 2,150,493 shares of Series G Junior Participating Convertible Voting Preferred Stock (the "Series G Preferred Stock") of the Issuer, which represents voting power of 300,048 shares of Common Stock. On January 25, 2002, certain of the Old Primal Stockholders holding an aggregate of 1,140,126 shares of Series G Preferred Stock, which represents voting power of 159,076 shares of Common Stock, transferred all of their shares of Series G Preferred Stock of the Issuer to third parties subject to the irrevocable proxy granted to Thurston Group pursuant to the Distribution Agreement.

         On March 15, 2002, in connection with the resignation of a former executive officer of the Issuer, Thurston Group acquired a proxy to vote 28,125 shares of Common Stock.

         Waveland currently owns 80,750 shares of Common Stock. On December 27, 2001, the Issuer granted Waveland an option to purchase 56,250 shares of Common Stock, 28,125 shares of which are vested. On January 10,

Cusip No. 053605 10 1                   13D                         Page 7 of 10


2002, Waveland purchased 5,000 shares of Common Stock in an open market transaction, using its own funds. Waveland is the beneficial owner of Common Stock owned by Thurston Group.

         Haynes is the beneficial owner of Common Stock beneficially owned by Waveland.

         Waveland and Stern are the beneficial owners of Common Stock beneficially owned by Thurston Group.

Item 4.  Purpose of Transaction

         Thurston Group, Waveland, Haynes and Stern acquired beneficial ownership of the shares of the Issuer's Common Stock for investment purposes.

         Primal merged into a wholly owned subsidiary of the Issuer on September 30, 1999 (the "1999 Merger"). Pursuant to the Distribution Agreement, the equity securities of Primal were spun-off to the Issuer's stockholders. The proxies acquired by Thurston Group in connection with the Issuer's distribution of Primal was part of the larger transaction contemplated in the Distribution Agreement. The Distribution Agreement called for the Old Primal Stockholders to give irrevocable proxies to vote all of their shares of Series G Preferred Stock to Thurston Group and for Thurston Group, Haynes and Waveland to give to the Old Primal Stockholders irrevocable proxies to vote all the shares of Primal common stock they received or controlled after the spin-off. This exchange of proxies was meant to separate the control of the Issuer and Primal and to return, as closely as possible, to the situation that existed prior to the 1999 Merger.

         Haynes, in his capacity as the Chairman of the Board and Chief Executive Officer of the Issuer, may request that the Board of Directors of the Issuer consider whether the Issuer should continue to keep the Common Stock registered under the provisions of the Securities Exchange Act of 1934, as amended (the "Act"), or whether it would be in the best interests of the Issuer and its stockholders if the Issuer were to engage in a transaction that would result in the Common Stock's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Haynes believes the Board of Directors should consider a number of factors in arriving at this decision, including:

         . the cost savings per year that the Issuer could expect to realize as a result of the deregistration of the Common Stock under the Act and the resulting decrease in expenses relating to servicing stockholders holding small positions in the Common Stock;

         . the additional savings in terms of management's and employees' time that will no longer be spent preparing the periodic reporting required of publicly-traded companies under the Act and managing stockholder relations and communications;

        . the fact that the Issuer has not realized many of the benefits associated with being a publicly traded company, such as enhanced stockholder value, access to capital and business credibility, due to the limited liquidity and low market price of the Common Stock in comparison to its peers;

         . the fact that the poor performance of the Common Stock in the public market has been a detriment to attracting and retaining high quality employees because of the perceived negative image that a low stock price creates and the fact that stock options are not a viable method of compensation; and

         . the belief that the Issuer's stockholders have not benefited proportionately from the costs of registration and OTC Bulletin Board listing of the Common Stock, principally as a result of the thin trading market for the Common Stock, which may have resulted in:

                   .    depressed market prices for the Common Stock;

                   . a lack of market makers and analysts following the Issuer's performance; and

                   . a limitation of the Issuer's stockholders' abilities to sell relatively large blocks of their shares in the open market without significantly decreasing the market price.

Cusip No. 053605 10 1                   13D                         Page 8 of 10


         In view of the foregoing, Haynes believes that deregistration of the Common Stock may provide a more effective means of using the Issuer's capital to benefit its stockholders.

         If the Board of Directors were to conclude that causing the Issuer to engage in a transaction that would result in the Common Stock's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, Haynes presently believes that the best means of accomplishing that result would be a reverse stock split of the Common Stock, the result of which would be that the Common Stock would, following the effective time of the reverse stock split, be held of record by less than 300 persons. However, there are other transactions that would result in the Common Stock's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, including, without limitation, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or one or more of its subsidiaries, or a sale or transfer of a material amount of assets of the Issuer or one or more of its subsidiaries, and Haynes cannot presently predict what, if any, form of transaction the Board of Directors of the Issuer may elect to pursue.

         If the Board of Directors determines to propose to the Issuer's stockholders a transaction that would result in the Common Stock's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, the Reporting Persons could, under present law, approve such a transaction without the affirmative vote of any other stockholder of the Issuer, and, under present law, could approve such a transaction by written consent without a meeting of the stockholders of the Issuer. In addition, the Reporting Persons presently favor the Issuer's engaging in a transaction that would result in the Common Stock's becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, and, accordingly, intend to consent to the approval of, or vote in favor of approving, such a transaction if the Board of Directors of the Issuer determines to submit such a transaction to the stockholders of the Issuer for approval.

         The Reporting Persons may acquire additional shares of Common Stock in the open market or in privately negotiated transactions, or may sell all or a portion of their holdings. Any such actions would depend on, among other things, the availability of shares for purchase, the price of such shares, general market and economic conditions, the on-going evaluation of the Issuer's business, financial condition, operations and prospects and other future developments affecting the Reporting Persons and the Issuer.

         Although the foregoing activities represent the range of activities within the current contemplation of the Reporting Persons, it should be noted that such activities are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or intentions which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Thurston Group beneficially owns a total of 386,274 shares of Common Stock, which represents 28.0% of the Common Stock. Thurston Group has the sole power to dispose of 199,073 shares of Common Stock and the sole power to vote 386,274 shares of Common Stock.

         Waveland has the sole power to vote and dispose of 113,875 shares of Common Stock, which represents 35.5% of the Common Stock. Waveland has shared power to vote and dispose of 386,274 shares of Common Stock.

         Haynes has shared power to vote and dispose of 500,149 shares of Common Stock, which represents 35.5% of the Common Stock.

Cusip No. 053605 10 1                   13D                         Page 9 of 10


         Stern beneficially owns 509,893 shares of Common Stock, which represents 34.9% of the Common Stock. Stern has sole power to vote and dispose of 123,619 shares of Common Stock and has shared power to vote and dispose of 386,274 shares of Common Stock.

         For recent transactions in the Issuer's Common Stock by the Reporting Persons, see the response to Item 2 of this Statement.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Waveland and Stern have effective control, through ownership, over Thurston Group, and therefore, may indirectly direct the voting and disposition of its shares of Common Stock. Thurston Group has an irrevocable proxy to vote 1,140,126 shares of Series G Preferred Stock of the Issuer, which are convertible at any time into 159,076 shares of Common Stock, and an irrevocable proxy to vote 28,725 shares of Common Stock. Haynes has effective control over Waveland, and therefore, may indirectly direct the voting and disposition of its shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

   Exhibit     Description
   -------     -----------

      1 Joint Filing Agreement between Thurston Group, Waveland, Haynes and Stern (filed herewith).

      2 Irrevocable Proxy dated January 25, 2002 delivered by Fitzroy Corporate Services Ltd. to Thurston Group, Inc. (filed herewith).

      3 Irrevocable Proxy dated January 25, 2002 delivered by Meridian Investment Company Ltd. to Thurston Group, Inc. (filed herewith).

      4 Irrevocable Proxy dated March 15, 2002 delivered by Covington-Enterprises Ltd. to Thurston Group, Inc. (filed herewith).

      5 Primal Solutions, Inc. Preliminary Distribution Agreement (the "Distribution Agreement"), dated July 31, 2000, by and among Avery Communications, Inc., a Delaware corporation, Primal Solutions, Inc., a Delaware corporation, John Faltys, Joseph R. Simrell, David Haynes, Mark J. Nielson, Arun Anand, Murari Cholappadi, Sanjay Gupta, Thurston Group, Inc., a Delaware corporation, Patrick J. Haynes, III and Scot M. McCormick, filed as Exhibit 2.1 to the Issuer's Form 8-K dated August 15, 2000 (the "August 15 Form 8-K") and incorporated by reference thereto.

      6        Form of Non-Recourse Promissory Note, which is attached as
               Exhibit 5-A to the Distribution Agreement, filed as Exhibit 2.2 to the August 15 Form 8-K and incorporated by reference thereto.

      7 Form of Pledge Agreement, which is attached as Exhibit 5-B to the Distribution Agreement, filed as Exhibit 2.3 to the August 15 Form 8-K and incorporated by reference thereto.

      8        Form of Irrevocable Proxy for Thurston Group, Inc., Patrick J.
               Haynes III and their affiliates relating to the common stock of Primal, which is attached as Exhibit 9-A to the Distribution Agreement, filed as Exhibit 2.4 to the August 15 Form 8-K and incorporated by reference thereto.

      9 Form of Irrevocable Proxy for the former Primal stockholders relating to the common stock of Avery, which is attached as
               Exhibit 9-B to the Distribution Agreement, filed as Exhibit 2.5 to the August 15 Form 8-K and incorporated by reference thereto.

     10 Indemnification Agreement, dated July 31, 2000, by and between Avery Communications, Inc., a Delaware corporation, John Faltys, Joseph R. Simrell, and David Haynes, filed as Exhibit 2.6 to the August 15 Form 8-K and incorporated by reference thereto.

Cusip No. 053605 10 1                   13D                        Page 10 of 10


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Dated as of October 23, 2002            THURSTON GROUP, INC.

                                        /s/ Patrick J. Haynes, III
                                        ----------------------------------------
                                        Patrick J. Haynes, III, President


                                        WAVELAND, L.L.C.

                                        /s/ Patrick J. Haynes, III
                                        ----------------------------------------
                                        Patrick J. Haynes, III, Manager

                                        /s/ Patrick J. Haynes, III
                                        ----------------------------------------
                                        Patrick J. Haynes, III

                                        /s/ Russell T. Stern, Jr.
                                        ----------------------------------------
                                        Russell T. Stern, Jr.